October 19, 2011

United States Securities and Exchange Commission

100 F Street NE

Washington DC 20549

Attn:

Ms. Jeanne Bennett

Re:

Response to Comment Letter Dated August 31, 2011

Dear Ms. Bennett,

Arrayit Corporation respectfully submits the following responses to the above referenced letter:

SEC Comment 1:

Form 10-K for the fiscal year ended December 31, 2010

1.  We note the numerous statements in your response letters dated January 13 and February 23, 2011 that you would address our comments in future filings.  However, given your disclosure in this document, it is unclear how you addressed those comments in this filing.  Please tell us how you have complied with each of our comments issued in our letters to you dated November 30, 2010, January 25, 2011 and March 10, 2011.  When you respond to this letter, include in your response a document that explains where your revised your disclosure and which comment such revision was intended to address.

Arrayit Corporation’s Response:

Please refer to the 10K for the period ending December 31, 2010, and SEC comment letter dated November 30, 2010, and note that:

To address SEC Comment 1, the Company changed first paragraphs on pages 3 and 25 to refer to Section 21E(b)(1)(C) of the Exchange Act and Section 27A(b)(1)(C) of the Securities Act.

SEC Comment 2 regarding independent support of the success of our business and technology was addressed on pages two and three in the January 13 response letter.  This information is also available on the Arrayit Corporation website at http://arrayit.com.

To address SEC Comment 3, the Company added to the disclosure in the business discussion.  In particular, sources of raw materials and the nature of these raw materials are disclosed under Strategic Relationships and Licensing Arrangements.  We still need to add the duration of our patents mentioned on page 5, and have requested assistance in collecting that information from patent counsel in each country.  We will add it to subsequent disclosures as soon as the information is collected and confirmed.

Management concluded that the leases referred to in SEC Comment 4 were not material with respect to the operations of the company as they amounted to just $150,000 of the total operating expenses of $6,916,103 (2%).  In addition, the lease expires on November 12, 2012.  This information is disclosed in Note 15, Commitments and Contingencies, Long Term Lease Commitments, and is also found on page 3 of our January 13, 2011 response letter.

SEC Comments 5, 6 and 7 were addressed in our response letter dated January 13, 2011 only.  Please see pages three and four of the response letter.

The Company addressed SEC Comment 8 in Note 6 on page 27, and also on page five of the January 13, 2011 response letter.  We did not yet file this agreement as an exhibit, but all of the terms of the agreement have been disclosed in the response.

SEC Comment 9 regarding material terms of our accounts payable was addressed on Page 16 under Liquidity and Capital Resources, where we added the heading Payment Terms, with corresponding details below that heading.

The Company addressed SEC Comment 10 regarding material impediments to the Company accessing needed capital in the January 13, 2010 response letter, page six.

The amounts of cash used in operating activities and cash provide in financing activities as described in SEC Comment 11 reconcile in the 10-K report for the period ending December 31, 2010. Please see pages 16, Comparison of Operating Results, and page 22, Statement of Cash Flows.

SEC Comment 12 was addressed on page seven of the January 13, 2010 response letter, and legal costs have been included in operating expenses in subsequent quarterly filings.

SEC Comment 13 was addressed in the January 13, 2010 response letter, page seven.

SEC Comment 14 was addressed in the January 13, 2010 response letter, page eight.

SEC Comments 15 and 16 were addressed in Item 9A, page 38 of the 10-K report for the period ending December 31, 2010.

SEC Comment 17 regarding the specific experience, etc. of our directors was addressed in the 10-K for the period ending December 31, 2010, Part III, Item 10, page 40.  We inadvertently omitted the ages of directors, and will confirm that information and add it to future filings.

SEC Comment 18 was addressed in the January 13, 2010 letter on page nine, and on page 40 of the 10-K for the period ending December 31, 2010, “A copy of our Code of Ethics, will be provided without fee, upon written request to our Corporate offices.”

To address SEC Comment 19, the individuals identified in the table on page 57 filed the statements required by Section 16(a) of the Exchange Act on March 5, 2010.

SEC Comment 20 was addressed in the 10-K for the period ending December 31, 2010, Item 11, Executive Compensation, Summary Compensation Table, page 57.

SEC Comment 21 was addressed I the 10-K for the period ending December 31, 2010, Item 11, Executive compensation, Summary Compensation Table, page 57, as royalty payments to Mark Schena were disclosed ($250,000).  The royalty payments discussed on page 59 describe accrued royalties from previous consulting contracts.

Regarding SEC Comment 22, no executive officers’ employment agreements exist, so the Company did not provide any narrative disclosure.

SEC Comment 23 was addressed in the 10-K for the period ending December 31, 2010, Item II, Executive Compensation, wherein additional tables were added.

Regarding SEC Comment 24, the Company reviewed the table of exhibits, Regulation S-K, Item 601, and as noted on page 10 of in the January 13, 2011 response letter, we will ensure that in all future filings we will have filed or incorporate by reference all required exhibits.  Please see also Item 15 of the 10-K for the period ending December 31, 2010, Exhibits, Financial Statement Schedules.

SEC Comment 25 was addressed on pages ten and eleven of our response letter dated January 13, 2011, and the Sov Cap notes payable were previously filed in February 2005 and September 2009.  The Wells Fargo note payable was paid off on March 18, 2011, prior to the filing of the 10-K for the period ending December 31, 2010, so that exhibit was not included in the filing.  The terms of the related party notes payable are disclosed in the 10-K for the period ending December 31, 2010, Note 11 Debt, page 28.  The related party loan documents were not filed as exhibits because the loan debtor, TeleChem International, Inc. was not a publicly traded company when these events occurred, and TeleChem International, Inc. remains a wholly owned subsidiary of Arrayit Corporation, and is not publicly traded.

SEC Comment 26 is duly noted, and the company will ensure that any exhibits filed are separately tagged with the correct exhibit number in Edgar.

The Company decided that the redacted information described in SEC Comment 27 was not confidential, and filed the exhibits on December 9 and 10, 2009.

SEC Comment 28 is duly noted and has been addressed as indicated in all subsequent filings.

With regard to the SEC Comment letter dated January 25, 2011, and referring to Arrayit Corporation’s response on February 23, 2011:

SEC Comment 1 was addressed in subsequent quarterly filings for the periods ending March 31, 2011 and June 30, 2011.  See Note 7, page 13 of each filing.

As noted above, cash flows noted in SEC Comment 2 were reconciled in the 10-K for the period ending December 31, 2010.

The Company proposed a response to SEC Comment 3 by providing a chart describing legal matters and a description of our accrual method in our response letter of February 23.

We understand the SEC is continuing to evaluate our response to Comment 4 by reviewing subsequent filings.

In response to SEC Comment 5, the individuals identified in the table on page 57 filed the statements required by Section 16(a) of the Exchange Act on March 5, 2010.

The Company determined that confidential treatment was not required after reviewing SEC Comment 6, and filed a non-redacted copy of the agreements on December 9 and 10, 2009.

The Company responded to SEC Comment 7 in the February 23, 2011 response letter by clarifying that the identity of Arrayit Corporation’s Chief Financial Officer is William L. Sklar.

SEC Comment:

2.  As a related matter, please respond to our letter dated March 10, 2011.

SEC Comment 1 of the March 10, 2011 letter requested further clarification of the legal matters disclosed in:

Form 10-K for the fiscal year ended December 31, 2009

Item 8.  Financial Statements

Note 14.  Commitments and Contingencies, page 50

Arrayit Corporation’s Response:

We propose to update the chart in future filings as follows:

For footnote disclosure re: lawsuits

Baker Hughes	$118,397.36

Baker Hughes, Inc. vs TeleChem International, Inc., Case #106-CV-075502  Baker Hughes, a chemical manufacturer, sued TeleChem for breach of contract regarding payment for chemicals supplied, resulting in a judgment against TeleChem for $118,397.36 plus interest, costs and attorneys fees.

Hogan, Holmes & Usoz LLP	$137,042.40

Hogan Holmes and Usoz LLP vs TeleChem International, Inc., Case #1-09-CV-156111.  Hogan Holmes and Usoz LLP, a law firm, sued TeleChem for breach of contract regarding payment for services rendered.  The parties agreed to a payment schedule and reached a settlement.  The payment schedule is current.

Morrison & Foerster LLP	$815,087.54

Morrison & Foerster LLP vs TeleChem International, Inc., Case # CGC-07-469964  Morrison & Foerster LLP, a law firm, sued TeleChem for breach of contract regarding payment for services rendered, resulting in a judgment against TeleChem for $815,087.21 plus interest, costs and attorneys fees.

Townsend & Townsend & Crew	$139,703.80

Townsend & Townsend & Crew, a law firm, represented TeleChem International, Inc. in Oxford Gene Technology Ltd. Vs TeleChem International, Inc. Case# 04-013 KAJ.  Oxford Gene Technology, a biotech company, sued TeleChem for patent infringement.  The lawsuit was settled in 2005.  Accounts payable to Townsend are for services rendered.

Reed Smith LLP	$1,679,446.68

Reed Smith LLP, a law firm, represented TeleChem International, Inc. in Pediatrix Screening, Inc. vs TeleChem International, Inc., Case #01-2226.  Contract damages of $1,000,000 in favor of TeleChem and $1,085,001 in favor of Pediatrix were recently upheld on appeal.  The jury award for $500,000 in damages for Fraudulent Misrepresentation on the part of Pediatrix and $3,500,000 in punitive damages in favor of TeleChem were remanded for a new trial.  Accounts payable to Reed Smith LLP $1,679,466.68 are for services rendered.

The Company expensed all legal fees as and when invoiced, and recorded an increase in Accounts Payable equal to the amount of each invoice as and when invoiced.  The Company accrues interest each quarter on the outstanding judgments.  We record interest expense equal to the court indicated interest rate applied to the outstanding judgment and record an increase in judgment interest payable, which corresponds to the interest expense recognized during the quarter.

SEC Comment 2 requested further clarification of why the company believes its liquidity disclosure is complete under the requirements of Item 303(a)(1) of Regulaton S-K.

Arrayit Corporation’s Response:

The Company believes that its disclosure is complete.  All litigation against TeleChem has been decided to the best of the company’s knowledge, and all judgments against TeleChem have been disclosed and all known costs have been and are being recorded in the financial statements.  Since the awards to TeleChem and to Pediatrix largely offset, there is no significant gain or loss to disclose.  The only continuing litigation is TeleChem’s case for fraudulent misrepresentation against Pediatrix, and the Company and its counsel have not yet decided a course of action, so there is nothing more to disclose.

The Company understands that the SEC is continuing to evaluate our responses to prior SEC comments 17 and 20-23 in the letter dated November 30, 2010.

Regarding SEC Comment 4, our chief financial officer filed the statement on March 5, 2010.

Regarding SEC Comment 5, the Company determined that confidential treatment was not required after reviewing SEC Comment 6, and filed a non-redacted copy of the agreements on December 9 and 10, 2009.

The following refers to the SEC Comment letter dated August 31, 2011:

Item 1.B.  Unresolved Staff Comments

3.  Please do not imply that the staff comment process means that the Commission reviewed your disclosure or issued comments.  Please also tell us, with a view toward amended disclosure, when you provided answers to our comment letter dated March 10, 2011.

Arrayit Corporation’s Response:

Understood.  Our response to your comment letter dated March 10, 2011 is incorporated above.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Comparison of Operating Results, page 16

4.  In future filings please discuss and compare the components of the full amount of selling, general and administrative expense.  In that regard, the current discussion appears to be limited to a component of those costs identified as “recurring” or “normal course” rather than the full amount.

Arrayit Corporation’s response:

The Company will expand its discussion and comparison of the full amount of selling, general and administrative expense in future filings.

Item 9A(T).  Controls and Procedures, page 38

5.  We refer to your response to prior comment 16 from our letter dated November 30, 2010.  We see that the first and second paragraphs of the disclosure continue to present inconsistent information about whether you utilized a recognized framework in the evaluation of internal control over financial reporting.  Please note that your annual evaluation of internal control over financial reporting must utilize a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment.  Please appropriately apply the requirement in an amended filing.  Refer to Exchange Act Rule 13a-159 (c) and Item 308(a) of Regulation S-K.

Arrayit Corporation’s response:

The Company did indeed use a recognized framework for our evaluation of internal control as previously stated in our response dated January 13, 2011.  We note these additional comments and will correct any remaining inconsistencies as requested.

Exhibits 32.1 and 32.2

6.  Both of these exhibits refer to an incorrect report—the period ending December 31, 2009.  Please file a full amendment, including all required exhibits.

Arrayit Corporation’s response:

This was a typographical error.  This discrepancy has been corrected.

Form 10Q for the quarter ended March 31, 2011

Item 4.  Controls and Procedures, page 23

7.  The second paragraph indicates that your chief executive also serves as your chief financial officer.  Please reconcile with the identities of the individuals who provided the certifications of this filing.

Arrayit Corporation’s Response:

For the 10-Q for the quarter ended March 31, 2011, Arrayit Corporation’s Chief Executive Officer, Rene A. Schena, also served as the Primary Accounting Officer as indicated.  Arrayit Corporation’s Chief Financial Officer is still William L. Sklar.

Exhibits 32.1 and 32.2

8.  Both of these exhibits refer to an incorrect periodic report – the period ending September 30, 2010.  Please file a full amendment, including all required exhibits.

Arrayit Corporation’s Response:

This was a typographical error.  This discrepancy has been corrected.

Form 10-Q/A for the quarter ended June 30, 2011

Item 1.  Financial Statements

Note 15.  Commitments and Contingencies, page 17

9.  Please tell us about the impact of the April 20, 2010 court decision on the $1.1 million initially awarded to Pediatrix.  Clarify the accounting for the $1.1 million award to Pediatrix and explain the factors you considered in assessing whether you have a liability that is both probable and subject to reasonable estimation as provided in FASB Codification Topic 450.

Arrayit Corporation’s Response:

There is no significant impact on the April 20, 2010 court decision on the $1.1 million initially awarded to Pediatrix.  Since this same decision also awarded $1 million to TeleChem International, Inc., we consider it reasonable to offset these awards.

Arrayit Corporation acknowledges that:

--the company is responsible for the adequacy and accuracy of the disclosure in the filing;

--staff comments or changes to disclosure in response to staff comments do not foreclose the commission for taking any action with respect to the filing; and

--the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to provide a clear and easy to follow response, but did find it difficult to address all three comment letters at the same time.  If any elements remain unclear, or if you have additional questions that you would like to discuss by telephone, please contact me at your convenience.

Best regards,

/s/Rene Schena

CEO

Endnotes

Arrayit Corporation

524 East Weddell Drive
Sunnyvale CA 94089
USA

Phone (408) 744-1331

Fax (408) 744-1711

Website http://arrayit.com